UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2026

Commission file number: 001-42834

REGENTIS BIOMATERIALS LTD.

(Translation of registrant’s name into English)

60 Medinat Hayehudim Street, 4676652, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On December 31, 2025, Dr. Eli Hazum resigned as the Chief Executive Officer of Regentis Biomaterials Ltd. (the “Company”) effective immediately. Dr. Hazum has indicated his resignation is for personal reasons and not due to any disagreement with the Company.

On the same day, the Company appointed Dr. Ehud Geller, the Chairman of the Company’s board of directors, as Chief Executive Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Regentis Biomaterials Ltd.

Date: January 6, 2026	By:	/s/ Dr. Ehud Geller
	Name:	Dr. Ehud Geller
	Title:	Chairman and Chief Executive Officer

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